Exhibit 4.1

AMENDMENT TO AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN
by and between
RealNetworks, Inc.
and
Computershare Inc.

This Amendment to Amended and Restated Shareholder Rights Plan (this “Amendment”) is made and entered into as of April 15, 2016 between RealNetworks, Inc., a Washington corporation (the “Company”), and Computershare Inc., a Delaware corporation and successor-in-interest to Mellon Investor Services LLC, as rights agent (the “Rights Agent”). Except as otherwise provided herein, all capitalized terms used herein shall have the meanings ascribed thereto in the Amended and Restated Shareholder Rights Plan by and between the Company and the Rights Agent dated as of December 2, 2008 (the “Agreement”).

WHEREAS, the Company and the Rights Agent are parties to the Agreement.

WHEREAS, pursuant to Section 27 of the Agreement, prior to the occurrence of a Distribution Date, the Company may and the Rights Agent shall, if the Company so directs, amend the Agreement in any respect without the approval of any holders of Rights.

WHEREAS, no Distribution Date has occurred to date and the Company desires to amend certain provisions of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Agreement and this Amendment, the parties hereto hereby agree as follows:

1.	Amendment of Agreement. Section 1(a) of the Agreement, which sets forth the definition of “Acquiring Person,” is hereby amended to read in its entirety as follows:

“Acquiring Person” shall mean any Person, who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of fifteen percent (15%) or more of the Common Shares then outstanding, but shall not include

i.	the Company,

ii.	any Subsidiary of the Company,

iii.
Ariel Investments, LLC, a Delaware limited liability company (“Ariel”), together with all Affiliates and Associates of Ariel, for so long as (1) Ariel is a party to, and in the good faith determination of the Board is in compliance with, that certain Shareholder Rights Plan Exception Agreement by and between the Company and Ariel (the “Exception Agreement”) and (2) Ariel, together with its Affiliates and Associates, is the Beneficial Owner of no more than 19.9% of the Common Shares then outstanding,

iv.	the Grandfathered Shareholder or

v.	any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan.
Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to fifteen percent (15%) (or 19.9% in the case of Ariel and its Affiliates and Associates during such time as Ariel is, in the good faith determination of the Board, in compliance with the Exception Agreement) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of fifteen percent (15%) (or 19.9% in the case

Exhibit 4.1

of Ariel and its Affiliates and Associates during such time as Ariel is, in the good faith determination of the Board, in compliance with the Exception Agreement) or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own fifteen percent (15%) (or 19.9% in the case of Ariel and its Affiliates and Associates during such time as Ariel is, in the good faith determination of the Board, in compliance with the Exception Agreement) or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1(a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1(a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1(a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement including, without limitation Section 1(a) hereof.

2.
Confirmation of Agreement. Except as amended or modified hereby, all terms, covenants and conditions of the Agreement as heretofore in effect shall remain in full force and effect and are hereby ratified and confirmed in all respects.

3.
Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Washington and for all purposes shall be governed by and construed under the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

4.
Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect, and enforceability as an original signature. This Amendment shall be effective as of the date hereof.

5.
Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

6.	Agreement as Amended. From and after the date hereof, any reference to the Agreement shall mean the Agreement as amended hereby.
[Signature page(s) follow(s)]

Exhibit 4.1

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

REALNETWORKS, INC.

COMPUTERSHARE INC., as Rights Agent

[Signature Page to Amendment to Amended and Restated Shareholder Rights Plan]